SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: May 9, 2012

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Ehud Helft / Kenny Green
CCG Investor Relations
ezchip@ccgisrael.com
Tel: (US) 1 646 201 9246

FOR IMMEDIATE RELEASE

EZCHIP ANNOUNCES FIRST QUARTER 2012 RESULTS

Yokneam, Israel, May 9, 2012 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in Ethernet network processors, today announced its results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights:

•	First quarter revenues of $14.4 million
•	Gross margin reached 84.9% on a GAAP basis and 85.4% on a non-GAAP basis
•	Net income was $5.1 million on a GAAP basis, 36% of revenues
•	Net income was $7.8 million on a non-GAAP basis, 54% of revenues
•	Operating cash flow of $6.9 million
•	End of quarter net cash was $145.2 million

First Quarter 2012 Results:

Total revenues in the first quarter of 2012 were $14.4 million, an increase of 9% compared to $13.2 million in the first quarter of 2011, and an increase of 1% compared to $14.3 million in the fourth quarter of 2011.

Net income, on a GAAP basis, for the first quarter of 2012 was $5.1 million, or $0.18 per share (diluted), compared to net income of $1.5 million, or $0.05 per share (diluted), in the first quarter of 2011, and a net loss of $6.0 million, or $0.22 per share, in the fourth quarter of 2011, which included a one-time charge due to early repayment of $9.9 million to the Israeli Office of Chief Scientist (OCS).

Net income, on a non-GAAP basis, for the first quarter of 2012 was $7.8 million, or $0.27 per share (diluted), compared to non-GAAP net income of $5.4 million, or $0.19 per share (diluted), in the first quarter of 2011, and non-GAAP net income of $6.3 million, or $0.22 per share (diluted), in the fourth quarter of 2011.

Cash, cash equivalents and marketable securities as of March 31, 2012, totaled $145.2 million, compared to $126.8 million as of December 31, 2011. Cash generated from operations during the first quarter was $6.9 million, cash used in investing activities was $0.3 million, cash provided by financing activities (resulting from the exercise of options) was $11.4 million and an increase of $0.4 million resulted from unrealized gain on marketable securities.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Eli Fruchter, CEO of EZchip, commented, “The first quarter of 2012 was the first full quarter of NP-4 production shipments and a record quarter in sales to our largest customer Cisco, resulting in an outstanding 85.4% non-GAAP gross margin and 54% non-GAAP net income margin. Cisco is the first customer in production with one NP-4 based platform, and we expect more NP-4 based platforms and additional customers to move to production in the coming months. Several of our NP-4 customers are now starting their NP-5 designs and we continue to believe that substantially all our NP-4 customers will select the NP-5 for their next generation platforms, making our NP-4 and NP-5 the leading merchant NPUs in edge routing for years to come. During the quarter Infonetics Research updated its Carrier Ethernet Equipment market forecast, which presents a very healthy growth rate in edge routing, EZchip’s main market, with the number of ports expected to triple by 2016, making it the fastest growing carrier Ethernet market segment.

“During the quarter we continued to make good progress with our new product development in Kiryat Gat and we expect approximately half of our R&D expenses towards the end of 2012 to be spent on that product line, up from approximately 25% last year. We believe that we are building an extremely competitive, strongly differentiated product that will open new markets for EZchip and the initial feedback from customers is extremely positive.”

Conference Call

The Company will be hosting a conference call later today, May 9, 2012, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate through the live webcast, please access the investor relations section of the Company’s web site at: http://www.ezchip.com/investor_relations.htm, at least 10 minutes before the conference call commences. If you would like to ask a question on the call, please contact the investor relations team for the telephone dial in numbers.

For those unable to listen to the live webcast, a replay of the webcast will be available the day after the call under the 'Investor Relations' section of the website.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business.  The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with FASB ASC 718, amortization of intangible assets, one-time charge due to early repayment of OCS grants and taxes on income.  Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

About EZchip

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment.  EZchip provides its customers with solutions that scale from 1-Gigabit to 200-Gigabits per second with a common architecture and software across all products.  EZchip’s network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks.  Flexibility and integration make EZchip’s solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.  For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 29, 2012 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

-- Tables to Follow –

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Condensed Consolidated Statements of Operations (U.S. Dollars in thousands, except per share amounts) (Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2012	2011	2011

Revenues	$14,415	$14,269	$13,179
Cost of revenues	2,179	3,386	2,979
Amortization of purchased technology	--	--	299
Repayment of OCS grants	--	9,938	--
Gross profit	12,236	945	9,901

Operating expenses:
Research and development, net	4,534	4,352	4,399
Selling, general and administrative	3,167	3,097	2,944
Total operating expenses	7,701	7,449	7,343

Operating income (loss)	4,535	(6,504)	2,558
Financial income, net	597	551	326
Income (loss) before taxes	5,132	(5,953)	2,884

Taxes on income	--	--	(1,411)
Net income (loss)	$5,132	$(5,953)	$1,473

Net income (loss) per share:
Basic	$0.19	$(0.22)	$0.06
Diluted	$0.18	$(0.22)	$0.05
Weighted average shares used in per share calculation:
Basic	27,525,386	27,015,478	26,199,053
Diluted	28,517,609	27,015,478	27,495,138

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Reconciliation of GAAP to Non-GAAP Measures (U.S. Dollars in thousands, except per share amounts) (Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2012	2011	2011

GAAP gross profit	$12,236	$945	$9,901
Stock-based compensation	77	73	140
Amortization of purchased technology	--	--	299
Repayment of OCS grants*	--	9,938	--

Non-GAAP gross profit	$12,313	$10,956	$10,340

GAAP gross profit as percentage of revenues	84.9%	6.6%	75.1%
Non-GAAP gross profit as percentage of revenues	85.4%	76.8%	78.5%

GAAP operating expenses	$7,701	$7,449	$7,343
Stock-based compensation:
Research and development	(1,361)	(1,094)	(1,126)
Selling, general and administrative	(1,144)	(1,051)	(830)
Amortization of intangible assets
Selling, general and administrative	(51)	(95)	(95)

Non-GAAP operating expenses	$5,145	$5,209	$5,292

GAAP operating income (loss)	$4,535	$(6,504)	$2,558

Non-GAAP operating income	$7,168	$5,747	$5,048

GAAP net income (loss)	$5,132	$(5,953)	$1,473
Stock-based compensation	2,582	2,218	2,096
Amortization of purchased intangible assets	51	95	394
Repayment of OCS grants*	--	9,938	--
Taxes on income**	--	--	1,411

Non-GAAP net income	$7,765	$6,298	$5,374

Non-GAAP net income per share - Diluted	$0.27	$0.22	$0.19
Non-GAAP weighted average shares - Diluted***	29,144,661	28,605,559	28,003,376

*
During December 2011 we made a one-time early payment of $9.9 million to the Israeli Office of Chief Scientist, representing the full balance of the contingent liability related to the NP-4 and NPA grants received. Upon making this payment, we have eliminated all future royalty obligations related to our anticipated NP-4 and NPA revenues and saved the associated future interest payments related to such obligations. This amount was excluded from the non-GAAP statements of operations as it represents future royalty obligations.

**
Taxes on income represent the non-cash utilization of a deferred tax asset with respect to the Company's estimate of its accumulated taxable income in accordance with FASB ASC 740. During 2011, EZchip Technologies, the Company's main subsidiary completed the utilization of the deferred tax asset, and started to enjoy the ten year period of exemption from Israeli corporate taxes due to benefits provided pursuant to its Israeli approved and privileged enterprise programs.

***
In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Balance Sheet
(U.S. Dollars in thousands)

	March 31,	December 31,
	2012	2011
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents and marketable securities	$145,224	$126,770
Trade receivables, net	5,807	8,655
Other receivables	4,015	1,837
Inventories	6,966	5,788
Total current assets	162,012	143,050

NON CURRENT ASSETS:
Severance pay fund	5,582	5,215
Long term investment and others	340	337
Total non current assets	5,922	5,552

PROPERTY AND EQUIPMENT, NET	786	828

INTANGIBLE ASSETS, NET	1,154	1,205

GOODWILL	96,276	96,276

TOTAL ASSETS	$266,150	$246,911

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$1,355	$2,319
Other payables and accrued expenses	5,880	6,352
Total current liabilities	7,235	8,671

ACCRUED SEVERANCE PAY	6,637	6,081

SHAREHOLDERS’ EQUITY:
Share capital	160	155
Additional paid-in capital	302,647	288,641
Accumulated other comprehensive income (loss)	16	(960)
Accumulated deficit	(50,545)	(55,677)
Total shareholders’ equity	252,278	232,159

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$266,150	$246,911

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Selected Condensed Consolidated Cash Flow Data on a Non-GAAP basis (U.S. Dollars in thousands) (Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
	2012	2011	2011
Cash flows from operating activities:
Net income (loss)	$5,132	$(5,953)	$1,473
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Repayment of OCS grants*	--	9,938	--
Depreciation and amortization	143	163	450
Decrease in trade and other receivables, net	681	1,113	1,295
Decrease (increase) in inventory	(1,178)	259	(1,426)
Decrease in deferred tax asset	--	--	1,403
Increase (decrease) in trade payables and other accrued liabilities, net	(463)	1,213	(385)
Stock-based compensation	2,582	2,218	2,096

Net cash provided by operating activities	6,897	8,951	4,906

Cash flows from investing activities:
Purchase of property and equipment	(336)	(97)	(125)
Purchase of technology	--	(500)	--

Net cash used in investing activities	(336)	(597)	(125)

Cash flows from financing activities:
Proceeds from exercise of options	11,415	711	2,473

Net cash provided by financing activities	11,415	711	2,473

Repayment of OCS grants*	--	(9,938)	--
Unrealized gain (loss) on marketable securities, net	478	6	(91)

Increase (decrease) in cash, cash equivalents and marketable securities	18,454	(867)	7,163
Cash, cash equivalents and marketable securities at the beginning of the period	126,770	127,637	101,310
Cash, cash equivalents and marketable securities at the end of the period	$145,224	$126,770	$108,473

*
During December 2011 we made a one-time early payment of $9.9 million to the Israeli Office of Chief Scientist, representing the full balance of the contingent liability related to the NP-4 and NPA grants received. Upon making this payment, we have eliminated all future royalty obligations related to our anticipated NP-4 and NPA revenues and saved the associated future interest payments related to such obligations. This amount was excluded from the non-GAAP operating cash flow as it represents future royalty obligations.